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                           June 19, 2020

       Thomas R. Greco
       President and Chief Executive Officer
       Advance Auto Parts, Inc.
       2635 East Millbrook Road
       Raleigh, NC 27604

                                                        Re: Advance Auto Parts,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed June 12, 2020
                                                            File No. 333-239145

       Dear Mr. Greco:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at (202) 551-7127 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Andrew Weisberg, Esq.